January 3, 2020

Douglas Hein
Chief Financial Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

       Re: Gordon Pointe Acquisition Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 1-38363

Dear Mr. Hein:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services